FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Banatao Diosdado	2. Issuer Name and Ticker or Trading Symbol Marvell Technology Group Ltd. (MRVL)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) 700 First Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year March 20, 2003
(Street) Sunnyvale, CA 94089		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, par value $0.002 per share	03/20/03		M		40,000	A	$0.036667		D
Common Stock, par value $0.002 per share	03/20/03		S		40,000	D	$19.8241		D
Common Stock, par value $0.002 per share	03/21/03		M		50,000	A	$0.036667		D
Common Stock, par value $0.002 per share	03/21/03		S		50,000	D	$20.1145	1,375,000	D
Common Stock, par value $0.002 per share								1,676,747	I	By Diosdado Banatao & Maria C. Banatao Trust
Common Stock, par value $0.002 per share								680,680	I	By Tallwood Partners LLC
Common Stock, par value $0.002 per share								16,948	I	By Daughter(1)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Option (Right to Buy)	$.036667	03/20/03		M			40,000	Immed.	07/22/06	Common Stock				D
Stock Option (Right to Buy)	$.036667	03/21/03		M			50,000	Immed.	07/22/06	Common Stock	989,700		989,700
Stock Option (Right to Buy)	$0.05							Immed.	01/28/07	Common Stock	180,000		180,000	D
Stock Option (Right to Buy)	$15.00							(2)	06/26/10	Common Stock	30,000		30,000	D
Stock Option (Right to Buy)	$20.58							(3)	06/26/11	Common Stock	6,000		6,000	D
Stock Option (Right to Buy)	$21.59							(4)	6/21/12	Common Stock	6,000		6,000	D
Put Option (Right to Sell)(5)									11/2003	Common Stock	500,000		1	I	Tallwood Parnters LLC
Put Option (Right to Sell)(6)									03/2004	Common Stock	250,000		1	I	By Diosdado & Maria C. Banatao Trust
Put Option (Right to Sell)(6)									03/2004	Common Stock	150,000		1	I	By Diosdado & Maria C. Banatao Trust
Put Option (Right to Sell)(6)									03/2004	Common Stock	100,000		1	I	By Diosdado & Maria C. Banatao Trust
Put Option (Right to Sell)(6)									06/2005	Common Stock	300,000		1	I	By Diosdado & Maria C. Banatao Trust
Put Option (Right to Sell)(6)									09/10/05	Common Stock	100,000		1	I	By Diosdado & Maria C. Banatao Trust
Put Option (Right to Sell)(6)									09/2005	Common Stock	100,000		1	I	By Diosdado & Maria C. Banatao Trust

Explanation of Responses:

(1) The reporting person disclaims beneficial ownership of these securities, except to the extent of his pecuniary interest, if any, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 of the Securities Act for any other purpose.
(2) Of such 30,000 shares, not all shares are fully vested, and until fully vested, if exercised, would be subject to repurchase by the Company in the event of termination of the reporting person's services as a non-employee director of the Company. Vests 20% on 06/26/01 and 500 shares per month from 07/26/01 through 06/25/05. Reflects non-discretionary grants under 1997 Directors Plan.
(3) Of such 6,000 shares, not all shares are fully vested, and until fully vested, if exercised, would be suject to repurchase by the Company in the event of termination of the reporting person's services as a non-employee director of the Company. Vests 500 shares per month from 07/21/05 through 06/21/06. Reflects non-disrectionary grants under 1997 Directors Plan.
(4) Of such 6,000 shares, not all shares are fully vested, and until fully vested, if exercised, would be subject to repurchase by the Company in the event of termination of the reporting person's services as a non-employee director of the Company. Vests 500 shares per month from 7/21/06 through 6/21/07. Reflects non-discretionary grants under 1997 Directors Plan.
(5) The Tallwood Partners LLC entered into a pre-paid forward contract covering these shares. The contract provides that the Partnership will participate in a portion of the appreciation in the price of the Issuer's stock over the period of the contract through a reduction in the number of shares to be delivered at the end of the contract.
(6) The Diosdado & Maria C. Banatao Trust entered into a pre-paid forward contract covering these shares. The contract provides that the Trust will participate in a portion of the appreciation in the price of the Issuer's stock over the period of the contract through a reduction in the number of shares to be delivered at the end of the contract.

By: /s/ Diosdado Banatao **Signature of Reporting Person	March 24, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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